SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 11, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   October 11, 2006

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  October 11, 2006

Tanzanian Royalty Prioritizes Exploration Targets in Kibara Nickel Belt

The Company is pleased to report that it has prioritized exploration targets on its holdings in the Kibara Nickel Belt in Tanzania following an examination of historical data for the prospecting licenses.

The Kibara belt hosts the Kabanga nickel deposit (Barrick Gold) which was discovered by the United Nations Development Program (UNDP) during the 1970s. The discovery was made following a comprehensive geochemical and geophysical program that identified a chain of coincident airborne magnetic and geochemical anomalies within a 20-30 kilometre wide northeasterly trending belt that extends for over 200 kilometres from Burundi in the south, through western Tanzania, to Uganda in the north.

In 2004, the Company recognized that base metal prices were set to move substantially higher and applied for open ground within the Kibara nickel belt that was considered to be a favorable host for magnetic anomalies.

The Company's seven prospecting licenses represents a combined area of 4,434 square kilometers within the Kibara Fold Belt of northwestern Tanzania. One of the Company's prospecting licenses is located within a zone of two parallel magnetic highs that extends down to the Kabanga Nickel deposit, while another license hosts a 50 kilometre long magnetic anomaly with a geophysical signature of similar intensity to Kabanga. Moderate nickel-in-soil anomalies are evident on some of the properties as well.

"Tanzania's nickel potential is world class and the country's proximity to Asian markets will be a major driver of this segment of its minerals industry for many years to come," said Jim Sinclair, Chairman and CEO of Tanzanian Royalty. "The Company’s nickel holdings will account for a major part of our exploration budget in the years ahead and we are optimistic that our exploration efforts will produce tangible results for shareholders," he added.

For further details on these properties and information on other projects in the Company’s exploration portfolio, please visit our website at: www.tanzanianroyaltyexploration.com.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.